Exhibit 99.1

SDRL Provides Notice of Annual General Meeting and Proxy Statement

Hamilton, Bermuda, March 21, 2024 – In advance of its April 17, 2024 Annual General Meeting of Shareholders in Bermuda, Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) has made available copies of the 2024 Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement on the Company’s website, www.seadrill.com.

Seadrill contact information

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deep-water environments.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.